02019686

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

U f 3-12-02

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

SEC MAIL PROCESSING RECEIVED MAR 04 2002 WASH. D.C. SECTION 143

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTMINSTER RESEARCH ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET – 20TH FLOOR

(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER SPRINGER **212-468-7560**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

ƆATH OR AFFIRMATION

ʼVe, John Meserve and Christopher Springer, affirm that, to the best of our knowledge and belief the accompanying financial ꞉tatements and supporting schedules pertaining to the firm of Westminster Research Associates, Inc., as of December 31, ʼ001, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director ıas any proprietary interest in any account classified solely as that of a customer.

John Meserve, President

Christopher Springer, Chief Financial Officer

A. SCHNEIDER
Notary Public, State of New York
No. 02SC5038439
Qualified in New York County
Commission Expires Jan. 23, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- X (q) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2002
143
WASH, D.C.

STATEMENT OF FINANCIAL CONDITION

Westminster Research Associates, Inc.

December 31, 2001
with Report of Independent Auditors

Westminster Research Associates, Inc.

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
Westminster Research Associates, Inc.

We have audited the accompanying statement of financial condition of Westminster Research Associates, Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westminster Research Associates, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2002

Westminster Research Associates, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and equivalents	$ 23,717,483
Cash segregated in compliance with federal regulations	200,000
Receivable from brokers	2,910,326
Goodwill	49,891,772
Intangible assets, net of accumulated amortization of $183,327	4,928,749
Other assets	3,087,704
Total assets	$ 84,736,034
Liabilities and stockholder's equity	
Liabilities:	
Deferred soft dollar and commission recapture payable	$ 19,589,415
Taxes payable	1,100,484
Other liabilities and accrued expenses	1,171,986
	21,861,885
Commitments and contingencies (*Note 6*)	–
Stockholder's equity:	
Common stock, no par value:	
1,000 shares authorized, issued and outstanding	2,601,920
Additional paid-in capital	59,498,080
Retained earnings	774,149
Total stockholder's equity	62,874,149
Total liabilities and stockholder's equity	$ 84,736,034

The accompanying notes are an integral part of this statement of financial condition.

Westminster Research Associates, Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Description of Business

Westminster Research Associates, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's principal operations relate to providing "soft dollar" research to U.S. investment advisors and commission recapture services to certain plan sponsor clients. Revenues are primarily derived from "soft dollar" commission transactions. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

On October 31, 2001, the Company was acquired by The Bank of New York (the "Parent") through a stock purchase agreement, making the Company an indirect wholly owned subsidiary of the Parent. The transaction is being accounted for under the purchase method of accounting. At December 31, 2001, the former shareholders were owed a retained earnings distribution of $211,450, which is included in the Company's statement of financial condition as a component of other liabilities.

2. Significant Accounting Policies

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between five and seven years.

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer.

Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changes the accounting for goodwill from an amortizing approach to an impairment-only approach. The amortization of goodwill, including goodwill

2. Significant Accounting Policies (continued)

Goodwill and Intangible Assets (continued)

recognized relating to past business combinations, ceases upon adoption of the new standard. Impairment testing for goodwill will be required on at least an annual basis.

Intangible assets are made up of the identifying and distinguishing attributes of the Company at the time of the purchase, and are being amortized on a straight-line basis over a range of 1 to 5 years from the date of the original acquisition.

Other Assets

Other assets consist primarily of prepaid purchased research services. Prepaid purchased research represents amounts paid for the acquisition of research and research related services from independent originators and suppliers on behalf of the customer. Such receivables may not be evidenced by contractual obligations.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing liabilities and their respective tax bases.

As of October 31, 2001, the Company is included in the consolidated federal, state, and local tax returns filed by The Bank of New York Company, Inc. ("BNY"). Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

Prior to October 31, 2001, the Company filed as a Subchapter S corporation for federal income tax purposes. At that time, the Company was not subject to federal income tax since all items of income and deductions and federal tax liability flowed directly through to the shareholders. As of October 31, 2001, the Company is treated as a Subchapter C corporation for tax purposes and is subject to federal, state, and local income taxes.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Financial instruments recognized in the statement of financial condition approximate their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2001, the Company had net capital of $4,618,828 and its net capital requirement was $250,000.

On December 27, 2001, the Company notified the NASD that it was holding customer funds, established a segregated account and deposited an amount sufficient to meet the requirements of Rule 15c3-3 of the SEC. Subsequently, the Company applied to amend its NASD membership agreement to allow it to hold customer funds. The NASD has not yet approved the application.

4. Related Party Transactions

At December 31, 2001, the Company had outstanding letters of credit with the Parent of $246,340.

Westminster Research Associates, Inc.

Notes to Statement of Financial Condition (continued)

5. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by an affiliate that has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

6. Commitments and Contingencies

The Company is obligated under a non-cancelable operating lease to pay the following minimum rentals:

	Amount
Year:	
2002	$ 198,924
2003	198,924
2004	206,836
2005	212,487
2006	212,487
Thereafter	371,852
	$ 1,401,510

The operating lease is subject to periodic escalation charges.

7. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligation since the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the clients introduced by the Company.